Exhibit 99.1

ADDEX THERAPEUTICS LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022	2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the three-month and six-month periods ended June 30, 2023 and 2022	3
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six-month period ended June 30, 2023 and 2022	4
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month period ended June 30, 2022	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month period ended June 30, 2023	6
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2022 and 2023	7
Unaudited Notes to the Interim Condensed Consolidated Financial Statements for the three-month and six-month periods ended June 30, 2023	8

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets

as of June 30, 2023, and December 31, 2022

	Notes	June 30, 2023	December 31, 2022

		Amounts in Swiss francs
ASSETS

Current assets
Cash and cash equivalents	6	7,169,069	6,957,086
Other financial assets	7/12	16,744	3,165
Trade and other receivables	7	255,656	416,875
Contract asset	7	246,626	181,441
Prepayments	7	1,003,491	270,394
Total current assets		8,691,586	7,828,961

Non-current assets
Right-of-use assets	8	219,353	357,613
Property, plant and equipment	9	33,154	41,121
Non-current financial assets	10	54,350	54,355
Total non-current assets		306,857	453,089

Total assets		8,998,443	8,282,050

LIABILITIES AND EQUITY

Current liabilities
Current lease liabilities		199,884	286,107
Payables and accruals	11	2,513,958	2,996,004
Total current liabilities		2,713,842	3,282,111

Non-current liabilities
Non-current lease liabilities		32,635	87,028
Retirement benefits obligations	14	125,863	-
Total non-current liabilities		158,498	87,028

Equity
Share capital	12	1,364,513	1,153,483
Share premium	12	263,658,917	269,511,610
Other equity	12	64,620,223	64,620,223
Treasury shares reserve	12	(636,188)	(6,278,763)
Other reserves		32,062,974	25,768,373
Accumulated deficit		(354,944,336)	(349,862,015)
Total equity		6,126,103	4,912,911

Total liabilities and equity		8,998,443	8,282,050

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

for the three-month and six-month periods ended June 30, 2023 and 2022

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2023	2022	2023	2022

		Amounts in Swiss francs
Revenue from contract with customer	15	630,877	183,354	1,131,769	420,591
Other income	16	1,100	3,089	2,255	9,800

Operating costs
Research and development		(1,875,088)	(5,747,026)	(3,579,063)	(9,512,473)
General and administration		(1,303,665)	(1,531,632)	(2,501,242)	(3,772,718)
Total operating costs	17	(3,178,753)	(7,278,658)	(6,080,305)	(13,285,191)

Operating loss		(2,546,776)	(7,092,215)	(4,946,281)	(12,854,800)

Finance income		13,349	205	37,175	300
Finance expense		(141,725)	(129,242)	(173,215)	(190,487)
Finance result	19	(128,376)	(129,037)	(136,040)	(190,187)

Net loss before tax		(2,675,152)	(7,221,252)	(5,082,321)	(13,044,987)
Income tax expense		-	-	-	-
Net loss for the period		(2,675,152)	(7,221,252)	(5,082,321)	(13,044,987)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	20	(0.04)	(0.19)	(0.08)	(0.34)

Other comprehensive (loss)/ income
Items that will never be reclassified to profit and loss:
Remeasurements of retirement benefits obligation		(135,012)	478,949	(165,653)	1,144,768
Items that may be classified subsequently to profit and loss:
Exchange difference on translation of foreign operations		(979)	208	(898)	235
Other comprehensive (loss)/income for the period, net of tax		(135,991)	479,157	(166,551)	1,145,003

Total comprehensive loss for the period		(2,811,143)	(6,742,095)	(5,248,872)	(11,899,984)

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the six-month periods ended June 30, 2023 and 2022

	Notes	Share Capital	Share Premium	Other Equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

	Amounts in Swiss francs
Balance as of January 1, 2022		49,272,952	283,981,361	-	(11,703,279)	(657,525)	25,095,393	(329,057,802)	16,931,100
Net loss for the period		-	-	-	-	-	-	(13,044,987)	(13,044,987)
Other comprehensive income for the period		-	-	-	-	235	1,144,768	-	1,145,003
Total comprehensive loss for the period		-	-	-	-	235	1,144,768	(13,044,987)	(11,899,984)
Issue of treasury shares	12	16,000,000	-	-	(16,000,000)	-	-	-	-
Cost of treasury shares issuance		-	(215,633)	-	-	-	-	-	(215,633)
Related costs of sales shelf-registration		-	(2,223)	-	-	-	-	-	(2,223)
Cost of pre-funded warrants sold		-	-	-	-	-	(36,534)	-	(36,534)
Value of share-based services	13	-	-	-	-	-	2,099,311	-	2,099,311
Movement in treasury shares:	12
Net purchases under liquidity agreement		-	(47,042)	-	33,457	-	-	-	(13,585)
Balance as of June 30, 2022		65,272,952	283,716,463	-	(27,669,822)	(657,290)	28,302,938	(342,102,789)	6,862,452

Balance as of January 1, 2023		1,153,483	269,511,610	64,620,223	(6,278,763)	(657,870)	26,426,243	(349,862,015)	4,912,911
Net loss for the period		-	-	-	-	-	-	(5,082,321)	(5,082,321)
Other comprehensive loss for the period		-	-	-	-	(898)	(165,653)	-	(166,551)
Total comprehensive loss for the period		-	-	-	-	(898)	(165,653)	(5,082,321)	(5,248,872)
Issue of treasury shares	12	176,000	-	-	(176,000)	-	-	-	-
Cost of treasury shares issuance		-	(16,823)	-	-	-	-	-	(16,823)
Sales under shelf registration	12	-	(920,069)	-	2,079,828	-	-	-	1,159,759
Related costs of sales shelf-registration		-	(34,106)	-	-	-	-	-	(34,106)
Sale of pre-funded warrants	12	-	-	-	-	-	3,382,259	-	3,382,259
Cost of pre-funded warrants sold		-	-	-	-	-	(118,117)	-	(118,117)
Exercise of pre-funded warrants	12	35,030	449,939	-	-	-	(484,930)	-	39
Value of warrants and pre-funded warrants	12	-	(2,760,143)	-	-	-	2,760,143	-	-
Value of share-based services	13	-	-	-	-	-	921,797	-	921,797
Movement in treasury shares:	12
Net purchases under liquidity agreement		-	2,183	-	(2,882)	-	-	-	(699)
Sales agency agreement		-	(2,565,725)	-	3,742,506	-	-	-	1,176,781
Costs under sale agency agreement		-	(8,826)	-	-	-	-	-	(8,826)
Balance as of June 30, 2023		1,364,513	263,658,040	64,620,223	(635,311)	(658,768)	32,721,742	(354,944,336)	6,126,103

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the three-month period ended June 30, 2022

	Notes	Share Capital	Share Premium	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

	Amounts in Swiss francs
Balance as of January 1, 2022		49,272,952	283,981,361	(11,703,279)	(657,525)	25,095,393	(329,057,802)	16,931,100
Net loss for the period		-	-	-	-	-	(5,823,735)	(5,823,735)
Other comprehensive income for the period		-	-	-	27	665,819	-	665,846
Total comprehensive loss for the period		-	-	-	27	665,819	(5,823,735)	(5,157,889)
Issue of treasury shares	12	16,000,000	-	(16,000,000)	-	-	-	-
Cost of treasury shares issuance		-	(210,633)	-	-	-	-	(210,633)
Related costs of sales shelf registration		-	(2,223)	-	-	-	-	(2,223)
Cost of pre-funded warrants sold		-	-	-	-	(36,534)	-	(36,534)
Value of share-based services	13	-	-	-	-	1,440,052	-	1,440,052
Movement in treasury shares:	12
Net purchases under liquidity agreement		-	(26,252)	17,692	-	-	-	(8,560)
Balance as of March 31, 2022		65,272,952	283,742,253	(27,685,587)	(657,498)	27,164,730	(334,881,537)	12,955,313
Net loss for the period		-	-	-	-	-	(7,221,252)	(7,221,252)
Other comprehensive income for the period		-	-	-	208	478,949	-	479,157
Total comprehensive loss for the period		-	-	-	208	478,949	(7,221,252)	(6,742,095)
Cost of treasury shares issuance		-	(5,000)	-	-	-	-	(5,000)
Value of share-based services	13	-	-	-	-	659,259	-	659,259
Movement in treasury shares:	12
Net purchases under liquidity agreement		-	(20,790)	15,765	-	-	-	(5,025)
Balance as of June 30, 2022		65,272,952	283,716,463	(27,669,822)	(657,290)	28,302,938	(342,102,789)	6,862,452

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the three-month period ended June 30, 2023

	Notes	Share Capital	Share Premium	Other Equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

	Amounts in Swiss francs
Balance as of January 1, 2023		1,153,483	269,511,610	64,620,223	(6,278,763)	(657,870)	26,426,243	(349,862,015)	4,912,911
Net loss for the period		-	-	-	-	-	-	(2,407,169)	(2,407,169)
Other comprehensive loss for the period		-	-	-	-	81	(30,641)	-	(30,560)
Total comprehensive loss for the period		-	-	-	-	81	(30,641)	(2,407,169)	(2,437,729)
Cost of shares issuance		-	(4,062)	-	-	-	-	-	(4,062)
Value of share-based services	13	-	-	-	-	-	431,196	-	431,196
Movement in treasury shares:	12
Net purchases under liquidity agreement		-	12,775	-	(11,818)	-	-	-	957
Sales agency agreement		-	(2,565,725)	-	3,742,506	-	-	-	1,176,781
Costs under sale agency agreement		-	(8,826)	-	-	-	-	-	(8,826)
Balance as of March 31, 2023		1,153,483	266,945,772	64,620,223	(2,548,075)	(657,789)	26,826,798	(352,269,184)	4,071,228
Net loss for the period		-	-	-	-	-	-	(2,675,152)	(2,675,152)
Other comprehensive loss for the period		-	-	-	-	(979)	(135,012)	-	(135,991)
Total comprehensive loss for the period		-	-	-	-	(979)	(135,012)	(2,675,152)	(2,811,143)
Issue of treasury shares		176,000	-	-	(176,000)	-	-	-	-
Cost of treasury shares issuance		-	(12,761)	-	-	-	-	-	(12,761)
Sales under shelf registration	12	-	(920,069)	-	2,079,828	-	-	-	1,159,759
Related costs of sales shelf-registration		-	(34,106)	-	-	-	-	-	(34,106)
Sale of pre-funded warrants	12	-	-	-	-	-	3,382,259	-	3,382,259
Cost of pre-funded warrants sold		-	-	-	-	-	(118,117)	-	(118,117)
Exercise of pre-funded warrants	12	35,030	449,939	-	-	-	(484,930)	-	39
Value of warrants and pre-funded warrants	12	-	(2,760,143)	-	-	-	2,760,143	-	-
Value of share-based services	13	-	-	-	-	-	490,601	-	490,601
Movement in treasury shares:	12
Net purchases under liquidity agreement		-	(10,592)	-	8,936	-	-	-	(1,656)
Balance as of June 30, 2023		1,364,513	263,658,040	64,620,223	(635,311)	(658,768)	32,721,742	(354,944,336)	6,126,103

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Cash Flows

for the six-month periods ended June 30, 2023 and 2022

		For the six months ended June 30,
	Notes	2023	2022

		Amounts in Swiss francs
Net loss for the period		(5,082,321)	(13,044,987)
Adjustments for:
Depreciation	8/9	151,186	170,178
Value of share-based services	13	921,797	2,099,311
Post-employment benefits		(39,790)	(7,481)
Finance cost net		149,386	116,981
(Increase)/ decrease in other financial assets	7	(13,579)	13,584
Decrease / (increase) in trade and other receivables	7	161,220	(166,985)
(Increase)/ decrease in contract asset	7	(65,185)	81,383
Increase in prepayments	7	(733,097)	(604,319)
(Decrease)/increase in payables and accruals	11	(566,878)	667,430
Net cash used in operating activities		(5,117,261)	(10,674,905)

Cash flows from investing activities
Purchase of property, plant and equipment	9	(4,959)	-
Net cash used in investing activities		(4,959)	-

Cash flows from financing activities
Proceeds from sale of treasury shares – shelf registration	12	1,159,759	-
Costs paid on sale of treasury shares – shelf registration	12	(17,588)	(193,834)
Proceeds from sale of pre-funded warrants	12	3,382,259	-
Costs paid on sale of pre-funded warrants	12	(26,333)	(306,127)
Proceeds from the exercise of pre-funded warrants	12	5,345	-
Sale/(purchase) of treasury shares under liquidity and sale under agency agreement	12	1,176,082	(13,585)
Costs paid on sale of treasury shares under sale agency agreement		(8,826)	-
Cost paid on issue of treasury shares	12	(45,599)	(215,634)
Principal element of lease payment		(140,616)	(150,979)
Interest received	19	37,175	299
Interest paid	19	(9,748)	(34,746)
Net cash from/ (used in) financing activities		5,511,910	(914,606)

Increase/(decrease) in cash and cash equivalents		389,690	(11,589,511)

Cash and cash equivalents at the beginning of the period	6	6,957,086	20,484,836
Exchange difference on cash and cash equivalents		(177,707)	(82,467)

Cash and cash equivalents at the end of the period	6	7,169,069	8,812,858

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │unaudited interim condensed consolidated financial statements notes

Unaudited Notes to the Interim Condensed Consolidated Financial Statements

for the three-month and six-month periods ended June 30, 2023

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”), formerly Addex Pharmaceuticals Ltd, and its subsidiaries (together, the “Group”) are a clinical stage pharmaceutical group applying its leading allosteric modulator drug discovery platform to discovery and development of small molecule pharmaceutical products, with an initial focus on central nervous system disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc. Its registered shares are traded at the SIX, Swiss Exchange, under the ticker symbol ADXN. On January 29, 2020, the Group listed on the Nasdaq Stock Market, American Depositary Shares (ADSs) under the symbol “ADXN”, without a new issuance of securities. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These interim condensed consolidated financial statements have been approved for issuance by the Board of Directors on August 9, 2023.

2. Basis of preparation

These interim condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2023, have been prepared under the historic cost convention and in accordance with IAS 34 “Interim Financial Reporting” and are presented in a format consistent with the consolidated financial statements under IAS 1 “Presentation of Financial Statements”. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2022.

Interim financial results are not necessarily indicative of results anticipated for the full year. The preparation of these unaudited interim condensed consolidated financial statements made in accordance with IAS 34 requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment which are significant to the interim condensed consolidated financial statements are disclosed in note 4 to the consolidated financial statements for the year ended December 31, 2022.

A number of new or amended standards and interpretations became applicable for financial reporting periods beginning on or after January 1, 2023. The Group noted that the latter did not have a material impact on the Group’s financial position or disclosures made in the interim condensed consolidated financial statements.

Due to rounding, numbers presented throughout these interim condensed consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amounts rather than the presented rounded amounts.

Where necessary, comparative figures have been revised to conform with the current year 2023 presentation.

3. Critical accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or may have had a significant impact on the reported results are disclosed below:

Addex Therapeutics │unaudited interim condensed consolidated financial statements notes

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances and licensing certain of its research and development stage products. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents, at the issuance date of these unaudited interim condensed consolidated financial statements, will not be sufficient to fund its operations and meet all of its obligations as they fall due for a period of 12 months. These factors individually and collectively indicate that a material uncertainty exists that raise substantial doubt about the Group's ability to continue as a going concern for one year from the date of issuance of these unaudited interim condensed consolidated financial statements. The future viability of the Group is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group’s control. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, entering collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

COVID-19

In early 2020 a coronavirus disease (COVID-19) pandemic developed globally resulting in a significant number of infections and negative effects on economic activity. The Group is actively monitoring the situation and is taking any necessary measures to respond to the situation in cooperation with the various stakeholders. On June 17, 2022 the Group terminated its dipraglurant US registration program including pivotal Phase 2B/3 and open label clinical trials of dipraglurant in levodopa-induced dyskinesia associated with Parkinson’s disease (PD-LID) due to a slow recruitment of patients, attributed to the consequences of COVID-19 related patient concerns about participation in clinical studies, as well as staffing shortages and turnover within study sites. Depending on the duration of the COVID-19 crisis and continued negative impact on global economic activity, the Group may have to take additional measures that will have a negative impact on the Group’s business continuity and may experience certain liquidity restraints as well as incur impairments on its assets. The exact impact on the Group’s activities in 2023 and thereafter cannot be reasonably predicted.

Russia’s invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine. The resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research and development activities being conducted by the Group and its strategic partners. The Group and partners rely on global networks of contract research organizations to engage clinical study sites and enroll patients, certain of which are in Russia and Ukraine. Delays in research and development activities of the Group and its partners could increase associated costs and, depending upon the duration of any delays, require the Group and its partners to find alternative suppliers at additional expense. In addition, the conflict in Eastern Europe has had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 15.

Grants

Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the Group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Addex Therapeutics │unaudited interim condensed consolidated financial statements notes

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers based upon the estimated amount of services provided but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of comprehensive loss. These costs are a significant component of research and development expenses and due to the nature of estimates, the Group may be required to make changes to the estimates as it becomes aware of additional information about the status or conduct of its research activities.

Research and development costs

The Group recognizes expenditure incurred in carrying out its research and development activities, including development supplies, until it becomes probable that future economic benefits will flow to the Group, which results in recognizing such costs as intangible assets, involving a certain degree of judgement. Currently, such development supplies are associated with pre-clinical and clinical trials of specific products that have not demonstrated technical feasibility.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized.

Pension obligations

The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions.

4. Interim measurement note

Seasonality of the business: The business is not subject to any seasonality, but expenses and corresponding revenue are largely determined by the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs: Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

5. Segment reporting

Management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products.

Information about products, services and major customers

External income of the Group for the three-month and six-month periods ended June 30, 2023 and 2022 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from rendering of research services to a pharmaceutical company.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Collaborative research funding	630,877	183,354	1,131,769	420,591
Other service income	1,100	3,089	2,255	9,800
Total	631,977	186,443	1,134,024	430,391

Addex Therapeutics │unaudited interim condensed consolidated financial statements notes

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Indivior PLC	630,877	183,354	1,131,769	420,591
Other counterparties	1,100	3,089	2,255	9,800
Total	631,977	186,443	1,134,024	430,391

For more detail, refer to note 15, “Revenue from contract with customer” and note 16 “Other income”.

The geographical allocation of long-lived assets is detailed as follows:

	June 30, 2023	December 31, 2022
Switzerland	306,505	452,732
France	352	357
Total	306,857	453,089

The geographical analysis of operating costs is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Switzerland	3,189,652	7,267,558	6,072,960	13,264,551
United States of America	(11,863)	10,740	5,274	18,448
France	964	360	2,071	2,192
Total operating costs (note 17)	3,178,753	7,278,658	6,080,305	13,285,191

The capital expenditure during the six-month period ended June 30, 2023 is CHF 4,959 (nil for the six-month period ended June 30, 2022).

6. Cash and cash equivalents

	June 30, 2023	December 31, 2022
Cash at bank and on hand	7,169,069	6,957,086
Total cash and cash equivalents	7,169,069	6,957,086

Split by currency:

	June 30, 2023	December 31, 2022
CHF	20.75%	52.98%
USD	71.82%	42.10%
EUR	4.84%	2.69%
GBP	2.59%	2.23%
Total	100.00%	100.00%

The Group no longer pays interest on CHF cash and cash equivalents from the third quarter of 2022 whilst it earns interests on USD cash and cash equivalents. The Group invests its cash balances into a variety of current and deposit accounts mainly with one Swiss bank whose external credit rating is P-1/A-1.

All cash and cash equivalents were held either at banks or on hand as of June 30, 2023 and December 31, 2022.

7. Other current assets

	June 30, 2023	December 31, 2022
Other financial assets	16,744	3,165
Trade and other receivables	255,656	416,875
Contract asset (Indivior PLC)	246,626	181,441
Prepayments	1,003,491	270,394
Total other current assets	1,522,517	871,875

Addex Therapeutics │unaudited interim condensed consolidated financial statements notes

Other current assets increased by CHF 0.7 million as of June 30, 2023 compared to December 31, 2022 primarily due to increased prepayments in Directors and Officers (D&O) Insurance premium and retirement benefits paid annually at the beginning of the year. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all contract assets, trade receivables and other receivables. As of June 30, 2023, the combined amount of the contract asset, trade receivables and other receivables primarily relating to the research agreement with Indivior, amounted to CHF 0.5 million compared to CHF 0.6 million as of December 31, 2022 and decreased by CHF 0.1 million primarily due to the payment of the grant by Eurostars/Innosuisse in Q1 2023. The Group considers contract asset, trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of June 30, 2023 and December 31, 2022.

8. Right-of-use assets

Year ended December 31, 2022	Properties	Equipment	Total
Opening net book amount	456,885	13,104	469,989
Depreciation charge	(277,069)	(14,504)	(291,573)
Effect of lease modifications	173,281	5,916	179,197
Closing net book amount	353,097	4,516	357,613

As of December 31, 2022	Properties	Equipment	Total
Cost	1,471,850	13,542	1,485,392
Accumulated depreciation	(1,118,753)	(9,026)	(1,127,779)
Net book value	353,097	4,516	357,613

Period ended June 30, 2023	Properties	Equipment	Total
Opening net book amount	353,097	4,516	357,613
Depreciation charge	(136,906)	(1,354)	(138,260)
Closing net book amount	216,191	3,162	219,353

As of June 30, 2023	Properties	Equipment	Total
Cost	1,471,850	13,542	1,485,392
Accumulated depreciation	(1,255,659)	(10,380)	(1,266,039)
Net book value	216,191	3,162	219,353

9. Property, plant and equipment

Year ended December 31, 2022	Equipment	Furniture & fixtures	Chemical library	Total
Opening net book amount	72,111	-	-	72,111
Additions	581	-	-	581
Depreciation charge	(31,571)	-	-	(31,571)
Closing net book amount	41,121	-	-	41,121

As of December 31, 2022	Equipment	Furniture & fixtures	Chemical library	Total
Cost	1,714,409	7,564	1,207,165	2,929,138
Accumulated depreciation	(1,673,288)	(7,564)	(1,207,165)	(2,888,017)
Net book value	41,121	-	-	41,121

Period ended June 30, 2023	Equipment	Furniture & fixtures	Chemical library	Total
Opening net book amount	41,121	-	-	41,121
Additions	4,959	-	-	4,959
Depreciation charge	(12,926)	-	-	(12,926)
Closing net book amount	33,154	-	-	33,154

Addex Therapeutics │unaudited interim condensed consolidated financial statements notes

As of June 30, 2023	Equipment	Furniture & fixtures	Chemical library	Total
Cost	1,719,368	7,564	1,207,165	2,934,097
Accumulated depreciation	(1,686,214)	(7,564)	(1,207,165)	(2,900,943)
Net book value	33,154	-	-	33,154

10. Non-current financial assets

	June 30, 2023	December 31, 2022
Security rental deposits	54,350	54,355
Total non-current financial assets	54,350	54,355

11. Payables and accruals

	June 30, 2023	December 31, 2022
Trade payables	1,114,486	1,276,546
Social security and other taxes	186,354	120,875
Accrued expenses	1,213,118	1,598,583
Total payables and accruals	2,513,958	2,996,004

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The total amount of payables and accruals decreased by CHF 0.5 million as of June 30, 2023 compared to December 31, 2022 mainly due to our dipraglurant clinical development activities. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

12. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2022	49,272,952	(11,374,803)	37,898,149
Issue of shares – treasury shares	16,000,000	(16,000,000)	-
Net purchase of shares under liquidity agreement	-	(21,949)	(21,949)
Balance as of June 30, 2022	65,272,952	(27,396,752)	37,876,200

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2023	115,348,311	(38,214,291)	77,134,020
Issue of shares – treasury shares	17,600,000	(17,600,000)	.
Sale of shares under shelf registration	-	7,999,998	7,999,998
Exercise of pre-funded warrants (1)	3,502,950	-	3,502,950
Sale of shares under sale agency agreement	-	3,742,506	3,742,506
Net purchase of shares under liquidity agreement	-	(27,145)	(27,145)
Acquisition of shares forfeited from DSPPP	-	(7,311)	(7,311)
Balance as of June 30, 2023	136,451,261	(44,106,243)	92,345,018
Shares reclassed as treasury shares under IFRS 2	-	(17,431,572)	(17,431,572)
Balance as of June 30, 2023 IFRS 2	136,451,261	(61,537,815)	74,913,446

(1)	In accordance with Swiss corporate law, the issuance of 3,502,950 new shares through the exercise of pre-funded warrants during the first half of 2023 will be registered in the trade register in early 2024 at the latest in accordance with Swiss Corporate law. As of June 30, 2023, the amount of the share capital as registered in the trade register is CHF 1,329,483.11 divided into 132,948,311 shares.

As of June 30, 2023, 92,345,018 shares were outstanding excluding 44,106,243 treasury shares directly held by Addex Pharma SA and including 17,431,572 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (see note 13). All shares have a nominal value of CHF 0.01. As of December 31, 2022, 77,134,020 shares were outstanding excluding 38,214,291 treasury shares directly held by Addex Pharma SA and including 17,438,883 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2. All shares had a nominal value of CHF 0.01 following the reduction of the nominal value effective on July 26, 2022.

Addex Therapeutics │unaudited interim condensed consolidated financial statements notes

The Group maintains a liquidity agreement with Kepler Cheuvreux (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of June 30, 2023, 155,345 (December 31, 2022: 128,200) treasury shares are recorded under this agreement in the treasury share reserve and CHF 2,466 (December 31, 2022: CHF 3,165) is recorded in other financial assets.

During the six-month period ended June 30, 2023, the Group sold 3,742,506 treasury shares under the sale agency agreement with Kepler Cheuvreux at an average price of CHF 0.31 per share with a gross proceed of CHF 1,176,781.

On June 14, 2023 the Company issued 17,600,000 new shares from its capital band to its 100% owned subsidiary, Addex Pharma SA, at CHF 0.01. These shares are held as treasury shares, hence the operation does not impact the outstanding share capital.

On April 3, 2023, the Group entered into a securities purchase agreement with one institutional investor. The Group sold 7,999,998 treasury shares in the form of 1,333,333 ADSs at a price of USD 0.95 per ADS (CHF 0.14 per share) and 23,578,950 pre-funded warrants, in the form of 3,929,825 ADSs at a price of USD 0.94 per ADS (CHF 0.14 per share) with a remaining strike price of USD 0.01 per ADS. During the second quarter of 2023, the institutional investor exercised 3,502,950 pre-funded warrants in a form of 583,825 ADSs allowed by the issuance of 3,502,950 new shares through our listed conditional capital. The new issued shares will be registered in the trade register in early 2024 in accordance with Swiss corporate law. As of June 30, 2023, 20,076,000 pre-funded warrants in a form of 3,346,000 ADSs were remaining to be exercised. The total gross proceeds from the offering amounted to USD 5.0 million (CHF 4.5 million) and directly attributable share offering costs of CHF 0.2 million were recorded as a deduction in equity. In addition, the Group granted the institutional investor, 31,578,948 warrants, in the form of 5,263,158 ADSs, with a strike price of USD 1.00 per ADS (CHF 0.15 per share) and an exercise period expiring on April 5, 2028. The fair value of the warrants amounts to CHF 1.78 million and has been recorded in equity as cost of the offering. The Group also reduced the strike price to USD 1.00 per ADS and extended the exercise period to April 5, 2028 of 9,230,772 warrants in the form of 1,538,462 ADSs issued on December 21, 2021 and 15,000,000 warrants in the form of 2,500,000 ADSs issued on July 26, 2022. These amendments to the exercise conditions resulted in an increase in the total fair value of CHF 0.96 million that has been recorded in equity as a cost of the offering.

On February 2, 2022, the Company issued 16,000,000 new shares from the authorized capital to its 100% owned subsidiary, Addex Pharma SA, at CHF 1.00. These shares are held as treasury shares, hence the operation does not impact the outstanding share capital. Directly attributable share issuance costs of CHF 0.2 million were recorded as a deduction in equity.

13. Share-based compensation

The total share-based compensation expense recognized in the statement of comprehensive loss for equity incentive units granted to directors, executives, employees and consultants for the three-month and six-month periods ended June 30, 2023 amounted to CHF 490,601 and CHF 921,797, respectively (CHF 659,259 and CHF 2,099,311 for the three-month and six-month periods ended June 30, 2022). The decrease of CHF 0.2 million and CHF 1.2 million for the three-month and six-month periods is primarily related to the increase in fair value of equity incentive units during the first quarter of 2022 following the modification of certain terms on January 4, 2022.

As of June 30, 2023, 13,949,886 options were outstanding (respectively 777,000 options as of December 31, 2022). During the six-month period ended June 30, 2023, the Group granted 13,172,886 options with vesting over 4 years and a 10-year exercise period of which 12,736,209 options exercisable at CHF 0.13 and 436,677 options exercisable at CHF 0.10. As of June 30, 2023 and December 31, 2022, there are no equity sharing certificates (ESCs) outstanding.

As of June 30, 2023, 17,431,572 shares benefiting from our Deferred Strike Price Payment Plan (DSPPP) were outstanding (respectively 17,438,883 shares as of December 31, 2022). During the first half of 2023, 7,311 shares have been forfeited from our DSPPP. All the shares benefiting from our DSPPP have been recorded as treasury shares in accordance with IFRS 2 (see note 12).

Addex Therapeutics │unaudited interim condensed consolidated financial statements notes

14. Retirement benefits obligations

The amounts recognized in the statement of comprehensive loss are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Current service cost	(67,188)	(85,432)	(133,722)	(170,864)
Past service cost	-	36,459	26,899	36,459
Interest cost	(46,888)	(9,705)	(93,778)	(19,410)
Interest income	45,240	6,996	90,480	13,992
Company pension amount (note 18)	(68,836)	(51,682)	(110,121)	(139,823)

Swiss Life communicated a decrease in conversion rate in the first quarter of 2023 and in the second quarter of 2022, which led to a positive past service cost for the six-month periods ended June 30, 2023 and June 30, 2022.

The amounts recognized in the balance sheet are determined as follows:

	June 30, 2023	December 31, 2022
Defined benefit obligation	(8,495,027)	(7,682,529)
Fair value of plan assets	8,369,164	7,867,835
Effect of asset ceiling	-	(185,306)
Funded status shortfall	(125,863)	-

As of June 30, 2023, the funded status has a shortfall of CHF 0.1 million compared to a surplus of CHF 0.2 million as of December 31, 2022 not recorded as an asset in accordance with the asset ceiling rules and minimum funding requirements. This decrease in funded status is primarily due to the discount rate that decreased from 2.30% as of December 31, 2022 to 1.85% as of June 30, 2023.

15. Revenue from contract with customer

License & research agreement with Indivior PLC

On January 2, 2018, the Group entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A, chronic cough and pain. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

Addex Therapeutics │unaudited interim condensed consolidated financial statements notes

In January 2018, the Group received, under the terms of the agreement, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low double-digits.

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term of two years, which can be extended by twelve month increments and a minimum annual funding of USD 2 million for the Group’s R&D costs incurred. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed to an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include chronic cough. Effective November 1, 2022, the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. At the end of the first half of 2023, Indivior agreed to extend the research contract for one year terminating on June 30, 2024 and provide additional funding.

For the three-month and six-month periods ended June 30, 2023, the Group recognized CHF 0.6 million and CHF 1.1 million as revenue (For the three-month and the six-month periods ended June 30, 2022, CHF 0.2 million and CHF 0.4 million, respectively) and recorded a combined amount of CHF 0.4 million in contract asset and trade receivable as of June 30, 2023 (December 31, 2022: CHF 0.4 million).

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc)

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales. The Group considers these various milestones to be variable considerations as they are contingent upon achieving uncertain, future development stages and net sales. For this reason, the Group considers the achievement of the various milestones as binary events that will be recognized as revenue upon occurrence.

No amounts have been recognized under this agreement in the three-month and six-month periods ended June 30, 2023 and 2022.

16. Other income

Under a grant agreement with Eurostars/Innosuisse the Group is required to complete specific research activities within a defined period of time. The Group’s funding is fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs. The Group was awarded a grant by Eurostars/Innosuisse in 2019 for CHF 0.5 million of which CHF 0.38 million and CHF 0.12 million were received in October 2019 and February 2023, respectively. As a consequence, receivables related to Eurostars/Innosuisse were nil as of June 30, 2023 (CHF 0.12 million as of December 31, 2022).

The Group additionally recognized other income from IT consultancy agreements.

Addex Therapeutics │unaudited interim condensed consolidated financial statements notes

17. Operating costs

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Staff costs (note 18)	1,411,960	1,352,084	2,755,388	3,545,057
Depreciation (notes 8/9)	75,407	83,346	151,186	170,178
External research and development costs	751,860	4,677,306	1,460,642	7,184,492
Laboratory consumables	109,151	100,849	178,773	182,211
Patent maintenance and registration costs	56,349	96,617	118,691	171,849
Professional fees	368,927	323,390	662,455	781,544
Short-term leases	10,279	14,596	18,495	27,861
D&O Insurance	158,597	411,861	314,912	795,688
Other operating costs	236,223	218,609	419,763	426,311
Total operating costs	3,178,753	7,278,658	6,080,305	13,285,191

The evolution of the total operating costs is mainly driven by staff costs, external research and development costs, professional fees, D&O insurance and other operating costs.

During the six-month period ended June 30, 2023, total operating costs decreased by CHF 7.2 million compared to the same period ended June 30, 2022, primarily due to decreased dipraglurant related external research and development activities for CHF 5.7 million. During the same period, staff costs decreased by CHF 0.8 million due to reduced share-based services (note 18) and D&O insurance decreased by CHF 0.5 million.

During the three-month period ended June 30, 2023, total operating costs decreased by CHF 4.1 million compared to the same period ended June 30, 2022, including CHF 3.8 million for decreased external research and development costs related to our dipraglurant development activities and CHF 0.3 million for decreased D&O insurance.

18. Staff costs

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Wages and salaries	831,457	670,202	1,669,690	1,513,118
Social charges and insurances	94,720	79,979	194,733	179,446
Value of share-based services	416,947	550,221	780,844	1,712,670
Retirement benefit (note 14)	68,836	51,682	110,121	139,823
Total staff costs	1,411,960	1,352,084	2,755,388	3,545,057

During the six-month period ended June 30, 2023, total staff costs decreased by CHF 0.8 million compared to the same period ended June 30, 2022, primarily due to lower share-based service costs.

19. Finance result, net

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Interest income	13,349	204	37,175	299
Interest cost	(93)	(7,574)	(93)	(24,369)
Interest expense on leases	(3,735)	(4,758)	(9,655)	(10,377)
Foreign exchange loss net	(137,897)	(116,909)	(163,467)	(155,740)
Finance result, net	(128,376)	(129,037)	(136,040)	(190,187)

Addex Therapeutics │unaudited interim condensed consolidated financial statements notes

20. Loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the period excluding treasury shares.

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Loss attributable to equity holders of the Company	(2,675,152)	(7,221,252)	(5,082,321)	(13,044,987)
Weighted average number of shares in issue	72,188,376	37,467,005	66,731,134	37,891,408
Basic and diluted loss per share	(0.04)	(0.19)	(0.08)	(0.34)

The Company has four categories of dilutive potential shares: treasury shares, equity sharing certificates (“ESCs”), share options and warrants which have been ignored in the calculation of the loss per share for the three-month and six-month periods ended June 30, 2023 and 2022, as they would be antidilutive.

21. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Salaries, other short-term employee benefits and post-employment benefits	579,815	482,228	927,505	922,664
Consulting fees	5,375	77,883	9,725	123,707
Share-based compensation	420,862	556,724	783,540	1,822,104
Total	1,006,052	1,116,835	1,720,770	2,868,475

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. Consulting fees relate mainly to Roger Mills, a member of the Executive Management who delivers his services to the Group under a consulting contract. The Group has a net payable to the Board of Directors and Executive Management close to nil as of June 30, 2023 (December 31, 2022: CHF 0.1 million). Share-based compensation relates to the fair value of equity incentive units recognized through profit and loss following their vesting plan.

22. Events after the balance sheet date

On July 28, 2023, 2,946,000 shares have been issued through the exercise of pre-funded warrants and will be registered in the trade register in early 2024 at the latest in accordance with Swiss Corporate law. The amount of the share capital as registered in the trade register remains at CHF 1,329,483.11 divided into 132,948,311 shares.

On August 2, 2023, the research agreement with Indivior has been extended until June 30, 2024 and Indivior committed additional research funding of CHF 2.7 million of which CHF 1.1 million is expected to be received directly by the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program.